

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

May 4, 2010

By Facsimile (219.227.6101) and U.S. Mail

Nicholas J. Chulos, Esq.
Krieg DeVault LLP
One Indiana Square
Suite 2800
Indianapolis, IN 46204-2079

> **Re: CFS Bancorp, Inc.
> Form 8-K filed May 3, 2010
> File No. 0-24611**

Dear Mr. Chulos:

We have reviewed the above filing and have the following comment.

1.   We refer you to the disclosure provided under Item 5.07 of Form 8-K. Please amend the Form 8-K immediately to provide the disclosure required by the second sentence of Instruction 1 to Item 5.07 of Form 8-K. The fact that the inspector of elections does not yet have preliminary voting results does not absolve the Company from its obligation under Item 5.07 of Form 8-K to file preliminary voting results based on information it may have from sources other than the inspector of elections. To the extent that the Company is concerned that the disclosure of preliminary voting results obtained from sources other than the inspector of elections could be confusing to investors, it may include additional disclosure that helps to put the preliminary voting disclosure in a proper context. See Section II.E.3 of Exchange Act Release 34-61175 (December 16, 2009).

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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions